centrica

taking care of the essentials

82-4578

SUPPL

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	24 January, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

05005455

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494223
www.centrica.com

24 January, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-Backs – 17th & 18th January 2005

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:02 17-Jan-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 17 January 2005 it purchased for cancellation 2,560,000 of its ordinary shares at a price of 231.5072p per share from Morgan Stanley & Co. International Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jon Bathard-Smith	Morgan Stanley & Co. International Limited	020 7425 8000

END

Regulatory Announcement

Go to market news section

Free annual report 

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:41 18-Jan-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 18 January 2005 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 232.4872p per share from Morgan Stanley & Co. International Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jon Bathard-Smith	Morgan Stanley & Co. International Limited	020 7425 8000

END


centrica
taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	17 January, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**


centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494223
www.centrica.com

17 January, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-Backs – 11th, 12th, 13th, 14th January

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:04 11-Jan-05
Number	2647H

Centrica plc

Repurchase of shares

Centrica plc announces that on 11 January 2005 it purchased for cancellation 630,000 of its ordinary shares at a price of 236.0454p per share from Morgan Stanley & Co. International Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jon Bathard-Smith	Morgan Stanley & Co. International Limited	020 7425 8000

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:15 12-Jan-05
Number	3193H

Centrica plc

Repurchase of shares

Centrica plc announces that on 12 January 2005 it purchased for cancellation 2,700,000 of its ordinary shares at a price of 234.1901p per share from Morgan Stanley & Co. International Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jon Bathard-Smith	Morgan Stanley & Co. International Limited	020 7425 8000

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:06 13-Jan-05
Number	3655H

Centrica plc

Repurchase of shares

Centrica plc announces that on 13 January 2005 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 233.4941p per share from Morgan Stanley & Co. International Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jon Bathard-Smith	Morgan Stanley & Co. International Limited	020 7425 8000

END

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Regulatory Announcement

Go to market news section

Free annual report 

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:12 14-Jan-05
Number	4111H

Centrica plc

Repurchase of shares

Centrica plc announces that on 14 January 2005 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 231.6505p per share from Morgan Stanley & Co. International Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jon Bathard-Smith	Morgan Stanley & Co. International Limited	020 7425 8000

END

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